Exhibit 99.2

Management’s Discussion and Analysis of
Financial Condition and Results of Operations:
Second Quarter 2008

August 12, 2008

Introduction

The Management's Discussion and Analysis (MD&A) focuses on significant factors that affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and such factors that may affect future performance.  The MD&A for the second quarter ending June 30, 2008, and 2007, should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended June 30, 2008 and 2007 and the related notes contained therein, which have been prepared in accordance with Canadian GAAP.  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2007, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F.  All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

1
The “Operating Results” section provides an analysis of Pan American’s Metal Production and Cash and Total Costs per Ounce for Silver for the second quarter of 2008, on a consolidated basis and for each operation under Operations Review
Page 2
2	The “Financial Results” section presents Pan American’s financial performance during the second quarter of 2008	Page 7
3	The “Liquidity and Capital Resources” section reviews our cash flow over the past quarter, describes our current liquidity and financial position	Page 9
4	In the “Outlook” section, we update the status of Pan American’s development activities and our Production Forecasts for 2008	Page 10
5	The “Accounting Policies and Internal Controls” section identifies those accounting policies that have been adopted	Page 12

Pan American was founded in 1994 with the specific intention of providing investors with the best vehicle to gain real exposure to silver prices.  To achieve this objective, the Company engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates seven silver mines in Peru, Mexico and Bolivia. In addition, the Company is constructing a new silver mine in Argentina, expanding its Bolivian mine and exploring for new silver deposits throughout South America and Mexico.

Operating Results

Pan American produced 4.7 million ounces of silver in the second quarter of 2008 (“Q2 2008”), which was 11% more than the 4.2 million ounces produced in the second quarter of 2007 (“Q2 2007”). Average realized silver prices also rose sharply compared to prices a year ago, up 32% to $17.58 per ounce. The positive combination of higher silver production and higher silver prices is the primary reason behind the improved results in Q2 2008 compared to Q2 2007, which were reflected in higher mine operating earnings, which rose 25% to $39.3 million and cash flow from operations, before changes in non-cash working capital which rose 45% to $45.7 million.

By-product metal production was similar to production levels of a year ago. The price environment for the Company’s by-product metals remained strong in Q2 2008 relative to a year ago, with the exception of zinc prices, which decreased by 42%. The following table reflects the average metal prices that prevailed during each respective period.

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Average Metal Prices
Silver – London Fixing per ounce	$17.17	$13.13	$17.38	$13.31
Zinc – LME Cash Settlement per tonne	$2,115	$3,667	$2,269	$3,561
Lead – LME Cash Settlement per tonne	$2,316	$2,182	$2,601	$1,979
Copper – LME Cash Settlement per tonne	$8,448	$7,637	$8,108	$6,766
Gold – London Fixing per ounce	$896	$667	$910	$658

•	Metal Production

The following table reflects the consolidated metal production achieved in each period under review.

	Three months ended		Six months ended
	June 30,		July 30
	2008	2007	2008	2007

Consolidated Production
Silver – ounces	4,701,278	4,219,751	9,210,539	7,563,835
Zinc – tonnes	9,950	9,931	19,354	19,485
Lead – tonnes	4,038	4,015	8,247	7,749
Copper – tonnes	1,539	1,280	2,947	2,583
Gold – ounces	6,770	6,938	13,579	10,258

The main reason for the higher consolidated silver production was the increase in silver production from the Alamo Dorado mine, which produced 1.5 million ounces of silver in Q2 2008, up from 0.9 million ounces in Q2 2007, the mine’s first quarter of commercial production.  Silver production also increased at San Vicente and Huaron compared to Q2 of 2007. As expected, silver grades declined at Morococha, Quiruvilca, La Colorada and the Pyrite Stockpiles, resulting in decreased silver production at those operations relative to Q2 2007. Production from Alamo Dorado was also the main reason for the increased consolidated silver production for the first half of 2008 (“H1 2008”) relative to the first half of 2007 (“H1 2007”).

Consolidated zinc and lead production remained similar to production levels from a year ago.  Increased tonnage rates at all operations and gold production at Alamo Dorado resulted in slightly higher copper and gold production than the comparable periods.

•	Cash and Total Costs per Ounce for Silver

Consolidated cash costs for Q2 2008 were $5.28 per ounce compared to $2.61 per ounce for the corresponding period of 2007.  The most significant factor behind this increase in cash costs was the decrease in by-product credits, primarily as a result of lower zinc prices. At our polymetallic mines in Peru and Bolivia, by-product credits decreased by an average of $2.25 per payable silver ounce in Q2 2008 compared to Q2 2007. Over the past year, the Company’s cash costs have also been negatively impacted by stronger local currencies relative to the US dollar and by the industry-wide escalation in the cost of energy, labor, consumables and spare parts.  Actual cash costs per ounce for Q2 2008 of $5.28 and for H1 2008 of $4.50 were above the Company's forecast of $4.27 per ounce largely as a consequence of lower than expected by-product credits and higher than expected energy and labor costs at our Peruvian operations.

The Company reports the cash cost per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our operating costs, as shown in our unaudited Consolidated Statement of Operations for the respective periods below.

		Three months ended		Six months ended
Cash and Total Cost per Ounce Reconciliation		June 30		June 30
(in thousands of US dollars)		2008	2007	2008	2007

Cost of Sales		$52,101	$40,800	$102,612	$69,761
Add/(Subtract)
Smelting, refining, and transportation charges		15,689	22,583	32,349	42,343
By-product credits		(46,200)	(55,351)	(95,387)	(100,889)
Mining royalties		1,859	1,098	2,614	2,589
Worker’s participation & voluntary payments		(1,196)	(1,910)	(3,184)	(3,054)
Change in inventories		690	2,620	(679)	5,512
Other		468	148	707	(124)
Minority interest adjustment		(114)	239	(165)	238
Alamo Dorado Commissioning Costs		-	-	-	2,719
Cash Operating Costs	A	23,297	10,229	38,867	19,095

Add/(Subtract)
Depreciation and amortization		12,719	6,994	22,583	11,216
Asset retirement and reclamation		671	760	1,343	1,396
Change in inventories		(886)	1,322	518	851
Other		(71)	(42)	(121)	(83)
Minority interest adjustment		(160)	(369)	(313)	(574)
Alamo Dorado Commissioning Costs		-	-	-	1,304
Total Costs	B	35,570	18,892	62,877	33,205

Payable Silver Production (oz.)	C	4,413,373	3,916,550	8,640,629	6,986,103

Cash cost per ounce	(A *$1000)/C	$5.28	$2.61	$4.50	$2.73
Total costs per ounce	(B *$1000)/C	$8.06	$4.82	$7.28	$4.75

• Operations Review

	Three months ended		Three months ended
	June 30,		June 30,
	2008	2007	2008	2007

Huaron Mine
Tonnes milled	196,561	185,536	384,093	366,361
Average silver grade – grams per tonne	189	198	191	197
Average zinc grade	2.21%	2.68%	2.27%	2.74%
Silver – ounces	955,825	949,477	1,901,907	1,876,571
Zinc – tonnes	2,888	3,148	5,813	6,442
Lead – tonnes	1,517	1,816	3,228	3,583
Copper – tonnes	423	323	815	667

Cash cost per ounce (1)	$7.34	$1.90	$5.43	$1.94
Total cost per ounce (1)	$8.67	$3.09	$6.74	$3.14

Q2 2008 production at Huaron was 0.96 million ounces of silver, 1% ahead of Q2 2007.  Huaron averaged over 65,500 tonnes per month in Q2 2008, an increase of 6% as compared to Q2 2007.  Cash costs per ounce in Q2 2008 were $7.34, significantly higher than $1.90 a year earlier and above the Company’s 2008 forecast of $5.12 per ounce.  The higher cash costs were a result of sharp increases in energy costs and lower zinc by-product credits due to lower zinc production and prices. The Company is disputing a portion of the energy costs that were booked in Q2 2008 and investigating methods to mitigate recent energy cost increases and potential supply shortages.    Long term development work continued to focus on a major mine deepening program that aims to access recently discovered high grade ore below the 250 level which is scheduled to begin ore extraction in late 2009.

Morococha Mine*
Tonnes milled	151,860	143,966	309,581	290,098
Average silver grade – grams per tonne	156	172	156	167
Average zinc grade	3.21%	3.69%	3.17%	3.51%
Silver – ounces	645,158	674,379	1,312,855	1,313,284
Zinc – tonnes	4,085	4,453	8,191	8,519
Lead – tonnes	1,654	1,440	3,395	2,674
Copper – tonnes	506	507	954	1,056

Cash cost per ounce (1)	$0.28	$(5.23)	$0.44	$(4.73)
Total cost per ounce (1)	$2.36	$(3.50)	$2.52	$(2.93)

*Production and cost figures are for Pan American’s 89.4% share only.

The Morococha mine produced 0.65 million ounces of silver to the Company’s account during Q2 2008, at a cash cost of $0.28 per ounce.  Quarterly production was 4% below the comparable period in 2007 as lower silver grades slightly outweighed an increase in the tonnes processed. A drop in zinc grades resulted in an 8% decrease in zinc production. This decrease in zinc production, combined with lower zinc prices is the primary reason for the increase in cash costs as by-product credits declined by $7.46 per payable ounce of silver, relative to Q2 2007. Underground ramp development and associated ventilation raises continued in the quarter primarily in the Sierra Nevada ramp, which is approaching the untapped Manto Italia zone.

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Quiruvilca Mine
Tonnes milled	85,417	88,043	177,379	177,244
Average silver grade – grams per tonne	144	172	144	171
Average zinc grade	2.79%	2.27%	2.61%	2.35%
Silver – ounces	335,093	407,000	688,878	810,919
Zinc – tonnes	1,980	1,635	3,771	3,414
Lead – tonnes	634	597	1,192	1,192
Copper – tonnes	561	422	1,120	803

Cash cost per ounce (1)	$3.57	$1.30	$3.59	$1.81
Total cost per ounce (1)	$6.06	$2.76	$6.07	$3.29

Silver production at the Quiruvilca mine in Q2 2008 was 0.34 million ounces, down 18% from the comparable 2007 period.  The decrease in silver production was a combination of mining lower reserve grades and delays in mine deepening development, which is aimed at accessing higher grade ore.  Cash costs for the quarter were $3.57 per ounce, up from $1.30 per ounce a year ago, primarily reflecting the lower silver production.

Pyrite Stockpiles
Tonnes sold	8,105	13,024	18,637	27,754
Average silver grade – grams per tonne	250	29	234	266
Silver – ounces	65,148	121,280	139,961	237,205

Cash cost per ounce (1)	$4.77	$3.19	$5.21	$3.50
Total cost per ounce (1)	$4.77	$3.19	$5.21	$3.50

The Pyrite Stockpile operation produced 0.07 million ounces of silver in the second quarter at a cash cost of $4.77 per ounce.  The lower production resulted from the combination of lower tonnage and lower silver grades than in the comparable period of 2007.

Alamo Dorado Mine
Tonnes milled	386,999	255,861	778,956	392,902
Average silver grade – grams per tonne	142	132	137	127
Silver – ounces	1,511,980	858,006	2,930,891	1,125,030
Gold - ounces	4,701	4,492	9,463	5,601

Cash cost per ounce (1)	3.77	4.01	3.50	5.25
Total cost per ounce (1)	8.39	8.64	8.13	9.94

Alamo Dorado was the Company’s standout operation in Q2 2008, producing 1.51 million ounces of silver.  Alamo Dorado also produced 4,701 ounces of gold in the quarter.  The mine is consistently producing above feasibility estimates primarily due to the positive reconciliation of actual grades relative to the reserve model. Cash costs of $3.77 per ounce were 6% lower than Q2 2007 and 10% lower than the Company’s forecast due to higher silver production and higher gold by-product credits offset by escalated costs, primarily for supplies, energy and labor.

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

La Colorada Mine
Tonnes milled	93,477	79,257	188,886	147,726
Average silver grade – grams per tonne	372	479	374	470
Silver – ounces	968,481	1,035,974	1,967,411	1,890,720

Cash cost per ounce (1)	$8.63	$7.02	$7.54	$6.91
Total cost per ounce (1)	$10.66	$8.67	$9.56	$8.59

The La Colorada mine had a solid quarter, producing 0.97 million ounces of silver, which was down 7% from Q2 2007 as an expected 22% decrease in silver grades was partially offset by a 10% increase in tonnes of ore processed.  Cash costs increased by 23%, primarily reflecting the lower silver grades and a significantly stronger Mexican peso.

San Vicente Mine*
Tonnes milled	29,242	23,526	37,377	39,446
Average silver grade – grams per tonne	287	290	277	300
Average zinc grade	2.51%	2.57%	2.73%	2.76%
Silver – ounces	219,593	173,634	268,636	310,107
Zinc – tonnes	585	439	802	806

Cash cost per ounce (1)	$9.51	$3.74	$8.21	$3.48
Total cost per ounce (1)	$11.13	$6.45	$9.91	$5.30

*The production statistics represent Pan American’s interest in the mine. Pan American’s ownership increased from 55% to 95% in June 2007.

Small-scale mining at the San Vicente mine continued in Q2 2008 concurrently with the expansion project. Silver production totaled 0.22 million ounces at cash costs of $9.51 per ounce, significantly up from the $3.74 in the comparable period of 2007. The increase in cash costs resulted from a substantial decrease in the by-product credit from zinc production, higher labor costs and general, industry-wide cost escalation.  The major expansion of San Vicente proceeded on schedule, with capital expenditures totaling $13.5 million during the quarter.  Please refer to the “Outlook” section on page 11 of this MD&A for an update on the expansion project at San Vicente.

(1)
The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  For a better understanding of these measures, please refer to the detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on page 3 of the MD&A.

Financial Results

For the three months ended June 30, 2008, the Company’s net income was $ 21.4 million (basic earnings per share of $0.26) compared to net income of $18.5 million (basic earnings per share of $0.24) for the corresponding period in 2007. Net income in Q2 2008 benefited from increased silver production, higher realized silver prices and larger shipments of lead and copper concentrate, partially offset by lower zinc concentrate shipments from the Company’s Peruvian operations, relative to the comparable period of 2007. Included in net income for Q2 2008 was a non-cash foreign exchange loss of $3.9 million on the revaluation of future income tax liabilities which offset foreign exchange gains of a similar amount generated from the Company’s cash and other working capital balances that were denominated in local currencies. Net income for Q2 2008 was also reduced by a non-cash loss of $5.1 million on commodity and foreign exchange contracts due primarily to negative mark-to-market valuations on our Peruvian currency hedge book, partially offset by realized gains of $4.0 million during the quarter on settlements of zinc forward contracts and silver fixing activities.

The table below sets out selected quarterly results for the past fourteen quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating earnings(1)	Net income/(loss) for the period	Basic earnings (loss) per share

2008	June 30	$104,079	$39,259	$21,357	$0.26
	March 31	$108,750	$48,375	$30,157	$0.38
2007	Dec. 31	$85,889	$28,859	$26,062	$0.34
	Sept. 30	$87,907	$29,125	$23,891	$0.31
	June 30	$79,211	$31,417	$18,472	$0.24
	March 31	$48,057	$14,874	$20,435	$0.27
2006	Dec.31	$82,588	$35,063	$29,648	$0.39
	Sept. 30	$64,268	$29,221	$16,355	$0.22
	June 30	$62,848	$31,060	$14,964	$0.21
	March 31	$45,744	$17,976	$(2,761)	$(0.04)
2005	Dec.31	$37,871	$8,683	$(29,514)	$(0.44)
	Sept. 30	$30,086	$4,961	$172	$0.00
	June 30	$25,358	$4,526	$4,971	$0.07
	March 31	$29,086	$3,488	$(4,223)	$(0.06)

(1)	Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

Sales for Q2 2008 were $104.1 million, a 31% increase from sales in the corresponding period in 2007.  Sales in Q2 2008 benefited from significant increases in quantities of silver, lead, copper and gold sold combined with higher realized metal prices for those metals versus the year-earlier period. Sales in Q2 2008 were negatively impacted by a 20% decrease in the quantity of zinc concentrate sold and 42% decline in average zinc prices compared to the same period in 2007. During the quarter, the Company shipped approximately 32,700 tonnes of concentrates, which was 92% of the concentrate that was produced, thereby increasing concentrate inventory to approximately 13,500 tonnes at the end of Q2 2008.

Sales for the six-month period ended June 30, 2008 of $212.8 million were 67% higher than the sales for the comparable period in 2007, due primarily to increased production from Alamo Dorado and La Colorada, larger concentrate quantities shipped from the Peruvian operations and higher realized metal prices, with the exception of zinc prices.

Cost of sales for the three months ended June 30, 2008 was $52.1 million, an $11.3 million or 28% increase from the cost of sales recorded in the same period of 2007.  Most of the increase was directly attributable to the greater quantities of production sold relative to a year ago. The higher cost of sales was also a result of the industry-wide escalations experienced in the cost to purchase energy, labor, consumables and the negative effect of strengthening local currencies relative to the US dollar.

Cost of sales for the six-month period ended June 30, 2008, increased by 47% over the comparable period of 2007.  The factors described above were the primary reasons for the increase from the comparable period in 2007.

Depreciation and amortization charges for Q2 2008 increased to $12.7 million from $7.0 million recorded for the corresponding period in 2007.  This increase was almost entirely attributable to increased production at Alamo Dorado, which incurred depreciation and amortization charges of $8.0 million during Q2 2008 versus $2.4 million in the same period of 2007.

Production from Alamo Dorado and the related depreciation and amortization charges are also the primary reason for the increase in depreciation and amortization charges to $22.6 million in H1 2008 compared to $11.2 million in H1 2007.

Mine operating earnings in Q2 2008 were $39.3 million, which was a 25% increase over the $31.4 million generated in Q2 2007. H1 2008 mine operating earnings increased by 89% over the comparable period to $87.6 million.   Higher mine operating earnings reflected the expanded gross margin, which was a consequence of factors affecting sales, cost of sales and depreciation and amortization described in the paragraphs above.

General and administration costs for Q2 2008, including stock-based compensation, were $3.8 million. These costs, which were $2.7 million for the comparable quarter in 2007, were negatively impacted by the continued strength in the Canadian dollar as compared to the US dollar, higher staffing and travel costs.  As described in our press release of May 14, 2008, the Company made several changes to the senior management structure to better manage our existing operations, projects and growth opportunities. These and other staffing changes are expected to increase our general and administration costs, reflective of our growing business. General and administration costs of $5.3 million for the six-month period ended June 30, 2008 (compared to $4.5 million in the same period in 2007), increased primarily for the same reasons.

Exploration and project development expenses for Q2 2008 were $1.0 million compared to $0.7 million incurred in Q2 2007.  Exploration expenses in H1 2008 totaled $1.7 million, higher than $1.3 million in the comparable period of 2007. Exploration expenses in these periods related to the Company’s regional exploration activities, primarily in Mexico and Peru.

Asset retirement and reclamation expense of $0.7 million in Q2 2008 related to the accretion of the Company’s mine closure liability and was similar to the expense recorded in Q2 2007.  The accretion for the six-month period ended June 30, 2008 was $1.3 million compared to $1.4 million for the same period of 2007.  There were no significant changes to the Company’s mine closure cost estimates during the period.

Interest and financing expenses in Q2 2008 of $0.2 million rose slightly from the interest expenses incurred during the same period in 2007.  For the six-month period ended June 30, 2008 the expense, which primarily consists of transactional bank fees, was $0.6 million.

Investment and other income of $1.2 million for Q2 2008 decreased from $1.9 million in the comparable period of 2007 as a direct result of the lower average cash balances maintained by the Company in Q2 2008, and lower interest rate environment compared to a year ago. The same explanation was true of the six-month period ended June 30, 2008 during which investment and other income decreased to $1.5 million from $3.7 million in the comparable period of 2007.

The foreign exchange loss for Q2 2008 of $0.03 million compared to a gain of $0.1 million in Q2 2007 and arose primarily as a result of the Company recording a non-cash foreign exchange loss of $3.9 million on the revaluation of future income tax liabilities in Q2 2008. Offsetting this loss was a gain of $3.9 million resulting from the impact of fluctuations in local currencies in Canada, Argentina, Peru and Mexico on cash and, working capital balances that are denominated in those currencies, when remeasured in US dollars. The Company’s foreign currency, base metal price protection program and silver fixing activities generated a loss on commodity and foreign currency contracts of $1.1 million during Q2 2008 compared to a gain of $0.9 million in Q2 2007. The primary reason for the loss in the current quarter was largely a result of non-cash, negative mark-to-market valuation of our foreign currency hedge book of $5.1 million as a result of quarter-end weakness in the Peruvian nuevo sol, partially offset by realized gains of $4.0 million on the Company’s zinc forward and silver fixing programs.

Income tax provision of $12.5 million in Q2 2008 increased from $10.2 million as a direct consequence of the increase in taxable income generated by the operations during the most recent quarter. Income tax provision for the six-month period ended June 30, 2008 increased sharply to $26.9 million from the $12.8 million recorded in the same period of 2007 for the same reason.

Non-Controlling Interest was a credit of $0.03 million in Q2 2008 compared to a charge of $1.4 million in Q2 2007 due to the fact that the Company increased its interest in San Vicente to 95% from 55% in June 2007 and that a net loss was generated at the Morococha mine in Peru.  Morococha’s net loss was due mostly to the fact that less concentrate was shipped in the Q2 2008 and due to a non-cash foreign exchange loss on the revaluation of future income tax liabilities.

Liquidity and Capital Resources

At June 30, 2008, cash plus short-term investments were $106.7 million, a $29.6 million decrease from March 31, 2008.  The decrease in cash plus short-term investments arose primarily as a result of the need to fund investments in mineral property plant and equipment and other assets of $69.1 million and dividends distributed to minority shareholders of Morococha of $1.2 million. Cash generated from operating activities in Q2 2008 of $50.8 million was used to partially fund these uses of cash. Cash and short-term investments were further reduced by sales of short term investments totaling $23.7 million that were unsettled at quarter-end, partially offset by an increase in the market value of available-for-sale securities of $13.3 million during the quarter.  Canadian GAAP dictates that this increase in the market value of available-for-sale is recognized through the consolidated Statement of Comprehensive Income and therefore does not affect net income for the period.

During the quarter the Company invested in mining equipment and development, primarily at Manantial Espejo and San Vicente, where $40.7 million and $13.5 million were spent, respectively, inclusive of $7.3 million of recoverable VAT payments.  Mine development expenditures at Morococha, La Colorada and Huaron during the quarter were $5.0 million, $4.0 million and $3.0 million, respectively.

Working capital at June 30, 2008 was $214.6 million, a decrease of $18.9 million from March 31, 2008.  The decrease in working capital resulted primarily from a $29.6 million decrease in cash and short term investments, a $7.1 million increase in taxes payable and a $3.5 million increase in other current liabilities.  These decreases in working capital were partially offset by increases in accounts receivable and inventory balances of $15.3 million and $7.4 million, respectively, during Q2 2008. The increase in accounts receivable was primarily a consequence of sales of short term investments at the end of June, which settled in early July 2008. Inventory balances increased as a consequence of the aforementioned increase in the quantity of concentrate inventory at our Peruvian operations during Q2 2008.

Shareholders’ equity at June 30, 2008 was $714.8 million, an increase of $34.8 million from shareholders’ equity at March 31, 2008 primarily as a result of net income generated during the quarter of $21.4 million plus $13.0 million from the increase in market value of short term investments.  At June 30, 2008, the Company had 80.8 million common shares issued and outstanding.

The Company’s financial position at June 30, 2008 and the operating cash flows that are expected over the next twelve months lead management to believe that the Company’s liquid assets are sufficient to fund planned capital expenditures, including the completion of construction of Manantial Espejo and expansion of San Vicente, and to discharge liabilities as they come due.

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

The Company had the following contractual obligations at June 30, 2008:

	Payments due by period (in thousands of dollars)
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years

Capital Lease Obligations	$1,953	$1,306	$647
Purchase Obligations (1)	28,426	28,426	-
Retention Program (2)	11,590	2,898	8,692
Total contractual obligations	$41,969	$32,630	$9,339

(1)	Contract commitments for construction materials for the Manantial Espejo and San Vicente projects existing at June 30, 2008 which will be incurred during 2008.

(2)	Contract commitments for retention program initiated in June 2008.

(3)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation.

At the end of Q2 2008, the Company had fixed the price of 700,000 ounces of silver produced during the second quarter and contained in concentrates, which are due to be priced in Q3 2008 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $17.18 per ounce while the spot price of silver was $17.69 on June 30, 2008, resulting in a mark to market loss of $0.4 million.  In addition, the Company had sold forward 8,800 tonnes of zinc at a weighted average price of $2,486 per tonne and committed an additional 2,025 tonnes to option contracts, which have the effect of ensuring zinc prices of between $2,500 and $2,871 for that quantity. The forward sales and option commitments for zinc represent approximately 20% of the Company’s forecast payable zinc production over the following 18 months. At June 30, 2008, the 3-month price for zinc was $1,955 per tonne and the mark-to-market value on open positions was an unrealized gain of $5.3 million.

Approximately one-third of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  In anticipation of operating expenditures in Peruvian nuevo sol (“PEN”) and Mexican pesos (“MXN”), the Company has entered into foreign currency contracts with an aggregated nominal value of PEN 227.8 million settling between July 2008 and August of 2009 at an average PEN/US$ exchange rate of 2.81 and contracts with an aggregated nominal value of MXN 195.9 million settling between July 2008 and June of 2009 at an average MXN/US$ exchange rate of 10.59.  At June 30, 2008, the unrealized mark-to-market value of the Company’s position was a loss of $4.3 million.

Outlook

Site construction and development work at the Manantial Espejo silver mine in Argentina is safely and steadily approaching completion.  Overall project completion at the end of the second quarter was estimated at 90%.  There were 405 employees and 417 construction contractors from 29 different contract companies working on the project at quarter end, with an accumulated 2.1 million man hours without a lost-time accident.  Development of the two primary underground access ramps, to the Maria and Melissa ore zones, are proceeding on schedule with over 5,018 meters of development advanced.  Open pit pre-stripping of both the Maria and the Karina Union pits is progressing well with a total of 5.1 million tonnes of material mined up to the end of the quarter, inclusive of 98,530 tonnes of ore stock piled with grades of 294 grams of silver per tonne and 2.47 grams of gold per tonne and 160,231 tonnes of low-grade ore with grades of 101 grams per tonne of silver and 0.88 grams per tonne of gold.

The installation of leach tanks and agitators was essentially completed by quarter end, with only minor details pending.  The critical internal steel frame structure for the mill building was complete and the grinding mill’s SAG and Ball mills are in place.  Final mechanical mill installation is scheduled for late August, pending delivery of a few critical items.

Electrical installation for the truck/shop warehouse is also scheduled to be completed in August with the delivery of the final critical items.  Concrete placement completion was achieved in late July. Remaining work to complete the plant and infrastructure include only minor trenching and final grading.

Slower than planned equipment deliveries and the recent theft, in transit, of critical electrical switchgear for the process plant has pushed back planned commissioning by an estimated 3 months. The stolen electrical equipment has since been re-ordered.  Project start up is now expected in October, with first production in November. Due to the extended project schedule the Company now expects an escalation in the capital cost at completion of between 6-8% over the current estimate of $185.3 million.

At the San Vicente property in Bolivia, the Company continues to mine on a limited scale as it advances the expansion project.  307 employees and 501 project personnel are now working on site.  At the end of the second quarter the expansion of the Vetillas campsite had been completed and work now focuses on additional community infrastructure including access roads and school infrastructure upgrades.

Progress on the plant site and tailings dam construction advanced as planned.  The installation of the new waterline system, plant electrics and tailings line is scheduled to begin in the third quarter.  Overall completion at the end of Q2 was estimated at 58% and the Company expects to finalize the expansion project in December 2008.  Total capital expenditures are expected to remain close to the $65 million capital cost estimate.

•	Production Forecast for 2008

As described in our press release of July 21, 2008, as a consequence of a 3-month delay in commissioning, Pan American has reduced Manantial Espejo’s 2008 production forecast to 0.4 million ounces of silver and 8,000 ounces of gold from the 1.4 million ounces of silver and 27,000 ounces of gold originally anticipated.  Cash costs for Manantial Espejo’s 2008 silver production are now forecast at $2.00 per ounce, up from the originally anticipated negative $1.15 per ounce.  Once completed, Manantial Espejo is projected to produce an average of 4.1 million ounces of silver and 60,000 ounces of gold annually from a combination of open pit and underground mines. With gold as a by-product credit, Manantial Espejo is expected to be a low cash cost producer.

Overall, silver production in H1 2008 of 9.2 million ounces was slightly ahead of our planned silver production of 9.0 million ounces.  Cash costs in Q2 2008 increased to $5.28 per ounce, up from $3.70 per ounce recorded in Q1 2008. Based on the Company’s H1 2008 production and our outlook for the balance of the year, including the revised forecast for Manantial Espejo, the Company now expects 2008 silver production of 18.8 million ounces at cash costs of $5.10 per ounce.  The Company had originally forecast 2008 silver production of 19.5 million ounces at cash costs of $4.27 per ounce.

Although H1 2008 gold production was above our planned production, the delay in commissioning at Manantial Espejo is expected to result in consolidated 2008 gold production of 33,000 ounces, compared to our original forecast of 50,000 ounces. The Company’s production of base metals was roughly as expected in H1 2008 and we continue to believe that we will achieve our forecasted 2008 production of zinc (43,744 tonnes), lead (17,103 tonnes), and copper (5,394 tonnes) as contained on page 24 of the MD&A presented in the 2007 Annual Report.

Accounting Policies and Internal Controls

The significant accounting policies outlined within the Consolidated Financial Statements of the Company for the year ended December 31, 2007 have been applied consistently for the three and six months ended June 30, 2008, with the exception of several changes in accounting policy; which were adopted on January 1, 2008, without restatement of prior periods.  On January 1, 2008, the Company adopted four new Handbook Sections of the Canadian Institute of Chartered Accountants (“CICA”): Section 1535, “Capital Disclosures”, Section 3031, “Inventories”, Section 3862, “Financial Instruments Disclosure” and Section 3863, “Financial Instruments – Presentation”.  The adoption of these guidelines did not have any material effect on the Company’s results, financial position or cash flows.  For more details relating to the changes in accounting policy, please refer to Note 3 of the unaudited consolidated financial statements for the three months ended June 30, 2008 and 2007.

No changes were made to the Company’s internal controls over financial reporting during the second quarter of 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011.  At this time, the impact on our future financial position and results of operations is not reasonably determinable or estimable.  The Company is in the process of assessing its approach to the conversion to IFRS.  Regular reporting will occur to senior executive management and to the Audit Committee of our Board of Directors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS MD&A CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS MD&A, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT SAN VICENTE, MANANTIAL ESPEJO AND THE COMPANY’S OTHER DEVELOPMENT PROJECTS, THE SUFFICIENCY OF PAN AMERICAN’S CURRENT CAPITAL AND ANTICIPATED CASH FLOW,  THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, EXPOSURE TO FLUCTUATIONS IN THE COMPANY’S INVESTMENTS AND THE LOCAL CURRENCIES OF THOSE COUNTRIES IN WHICH PAN AMERICAN CARRIES ON BUSINESS, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS INCLUDING ENVIRONMENTAL RISKS, RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL, OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.